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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*


                    National Health Enhancement Systems, Inc.
                                (Name of Issuer)


                          Common Stock, par value $.001
                         (Title of Class of Securities)


                                   636332 10 8
                                 (CUSIP Number)

 Rural/Metro Corporation, 8401 E. Indian School Road, Scottsdale, Arizona 85251,
                                 (602) 994-3886
                              Attention: Steven Lee
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                January 10, 1997
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   636332 10 8                                        PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Rural/Metro Corporation - Fed. ID No. 86-0746929

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) / /


--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              / /


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                           7         SOLE VOTING POWER

                                     370,370

                         -------------------------------------------------------
           NUMBER OF       8         SHARED VOTING POWER
            SHARES
         BENEFICIALLY                None
           OWNED BY      -------------------------------------------------------
             EACH          9         SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                   370,370
             WITH        -------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                     None
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          370,370
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            / /


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          Corporation (CO)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.   636332 10 8                                        PAGE 3 OF 8 PAGES


ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of National Health Enhancement Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3200 North Central Avenue, Suite 1750, Phoenix, Arizona 85012.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by Rural/Metro Corporation, a Delaware corporation ("Rural/Metro"). Rural/Metro's principal business is providing ambulance and fire protection services and other safety or health related services to municipal, residential, commercial and industrial customers.

         Set forth on Schedule A hereto is the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, with respect to each executive officer, director or controlling person of Rural/Metro. None of the individuals listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which may have resulted in such individual becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding that such individual has violated such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Rural/Metro acquired the 370,370 shares of Common Stock to which this Statement relates for an aggregate purchase price of $2,500,000. Such purchase price was paid out of internally generated funds available for investment.

ITEM 4.  PURPOSE OF TRANSACTION

         All of the 370,370 shares were acquired by Rural/Metro for investment purposes only. Rural/Metro does not, and none of the individuals listed on Schedule A, have any present plan or proposal which relates to or would result in any of the actions described in clauses (b) and (c) and (e) through (j) of
Item 4 of Schedule 13D. Rural/Metro may from time to time acquire additional shares of Common Stock in open market or private transactions. Such additional shares, if any, also will be purchased for investment purposes only.

         Pursuant to the Governance Agreement dated as of January 10, 1997 (the "Governance Agreement"), between the Issuer and Rural/Metro, the Board of Directors of the Issuer shall be increased to include one director proposed by Rural/Metro. In addition, the Governance Agreement provides for an additional director proposed by Rural/Metro to be elected to the Board of Directors, commencing at the times and for only so long as Rural/Metro beneficially owns 20% or more of the total voting power of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date of this Report, Rural/Metro beneficially owns 370,370 shares of Common Stock, representing 7.4% of the Issuer's aggregate outstanding Common Stock. Rural/Metro has the sole power to vote and dispose of all of such Shares.

CUSIP NO.   636332 10 8                                        PAGE 4 OF 8 PAGES

         Rural/Metro acquired all of the 370,370 shares during the past 60 days in a private transaction with the Issuer pursuant to a Subscription and Stock Purchase Agreement dated as of January 10, 1997 (the "Stock Purchase Agreement"), for an aggregate purchase price of $2,500,000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Rural/Metro has no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, except as set forth in the Governance Agreement, between the Issuer and Rural/Metro, as described below.

         The Governance Agreement includes certain terms and conditions concerning Rural/Metro's participation in the corporate governance of the Issuer including, but not limited to, (i) a restriction that Rural/Metro will not, directly or indirectly, beneficially own voting securities of the Issuer equal to or exceeding 25% of the total voting power; (ii) certain restrictions of transfer during the Standstill Period (any period of time during which Rural/Metro owns at least 10% of the total voting power of the Issuer); (iii) the right of first negotiation of the Issuer in the event that Rural/Metro shall desire to transfer any of its shares; (iv) certain restrictions on voting and conduct by Rural/Metro during the Standstill Period; (v) the right of Rural/Metro to purchase the same securities in any private placement by the Issuer, at the same price and on the same terms and conditions as apply to other purchasers in the private placement, during any Standstill Period; and (vi) certain repurchase rights of the Issuer in the event of a change in control of Rural/Metro.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


        Exhibits
        --------

           1 Governance Agreement dated January 10, 1997, between Rural/Metro and the Issuer.

CUSIP NO.   636332 10 8                                        PAGE 5 OF 8 PAGES

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  January 20, 1997                     RURAL/METRO CORPORATION
-----------------------------
Date
                                       /s/Mark E. Liebner
                                       -----------------------------------------
                                                      Signature

                                       Mark E. Liebner, Senior Vice President
                                       and Chief Financial Officer
                                       -----------------------------------------
                                                      Name/Title

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP NO.   636332 10 8                                        PAGE 6 OF 8 PAGES

                                                  SCHEDULE A



NAME                                      ADDRESS                                        PRINCIPAL OCCUPATION
----                                      -------                                        --------------------



Warren S. Rustand                         c/o Rural Metro Corporation                    Chairman of the Board, Chief
                                          8401 E. Indian School Road                     Executive Officer and Director of
                                          Scottsdale, Arizona 85251                      Rural/Metro Corporation


Cor J. Clement                            Drentelaan 2                                   Consultant; Vice Chairman of the
                                          4926 G.J. Lage Zwaluwe                         Board and Director of Rural/Metro
                                          The Netherlands                                Corporation


James H. Bolin                            c/o Rural/Metro Corporation                    President and Director of
                                          8401 E. Indian School Road                     Rural/Metro Corporation
                                          Scottsdale, Arizona  85251


Robert T. Edwards                         c/o Rural/Metro Corporation                    Executive Vice President and
                                          8401 E. Indian School Road                     Director of Rural/Metro
                                          Scottsdale, Arizona  85251                     Corporation


Louis G. Jekel                            Jekel & Howard                                 Attorney, partner in the law firm of
                                          7285 E. Stetson, Suite E                       Jekel & Howard; Secretary and
                                          Scottsdale, Arizona  85251-0000                Director of Rural/Metro
                                                                                         Corporation


William C. Turner                         4350 E. Camelback Road                         Chairman and Chief Executive Officer
                                          Suite 240-B                                    of Argyle Atlantic Corporation;
                                          Phoenix, Arizona  85018                        Director of Rural/Metro Corporation



Louis A. Witzeman                         Perspective Productions                        President; Chairman Emeritus
                                          4325 N. Wells Fargo                            and Director of Rural/Metro
                                          Suite 3                                        Corporation
                                          Scottsdale, Arizona  85251



Frank G. Zarb                             Alexander & Alexander                          Chairman, Chief Executive Officer
                                          Services, Inc.                                 and President of Alexander &
                                          1185 Avenue of the Americas                    Alexander; Director of Rural Metro
                                          New York, New York  10036                      Corporation

CUSIP NO.   636332 10 8                                        PAGE 7 OF 8 PAGES



NAME                                      ADDRESS                                        PRINCIPAL OCCUPATION
----                                      -------                                        --------------------



Mark E. Liebner                           c/o Rural/Metro Corporation                    Senior Vice President-Chief
                                          8401 E. Indian School Road                     Financial Officer and Treasurer of
                                          Scottsdale, Arizona  85251                     Rural/Metro Corporation


John E. Stuart                            c/o Rural/Metro Corporation                    Senior Vice President-Marketing
                                          8401 E. Indian School Road                     and New Business Development of
                                          Scottsdale, Arizona  85251                     Rural/Metro Corporation


Tracy Bannon                              c/o Rural/Metro Corporation                    Vice President-Human Resources
                                          8401 E. Indian School Road                     of Rural/Metro Corporation
                                          Scottsdale, Arizona  85251


William R. Crowell                        c/o Rural/Metro Corporation                    Vice President-Financial Services of
                                          8401 E. Indian School Road                     Rural/Metro Corporation
                                          Scottsdale, Arizona  85251


Kurt R. Davis                             c/o Rural/Metro Corporation                    Vice President-Public Affairs and
                                          8401 E. Indian School Road                     Corporate Communications of
                                          Scottsdale, Arizona  85251                     Rural/Metro Corporation


James E. Stenger                          c/o Rural/Metro Corporation                    Vice President-Executive Assistant
                                          8401 E. Indian School Road                     to the President of Rural/Metro
                                          Scottsdale, Arizona  85251                     Corporation


Michel A. Sucher, M.D.                    c/o Rural/Metro Corporation                    Vice President-Medical Affairs of
                                          8401 E. Indian School Road                     Rural/Metro Corporation
                                          Scottsdale, Arizona  85251


Martin A. Yenawine                        c/o Rural/Metro Corporation                    Vice President-Assistant to the
                                          8401 E. Indian School Road                     President of Rural/Metro
                                          Scottsdale, Arizona  85251                     Corporation

                                                           PAGE 8 OF 8 PAGES

                                 EXHIBIT INDEX




EXHIBIT NO.                     DESCRIPTION
-----------                     -----------
   1           Governance Agreement dated January 10, 1997,
               between Rural/Metro and the Issuer.






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